EXHIBIT 6

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Manulife Financial Corporation’s Third Amended Annual Report (Form 40-F/A) of our report dated February 25, 2004, with respect to the consolidated financial statements and schedules of John Hancock Financial Services, Inc. included in John Hancock Financial Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Boston, Massachusetts
January 28, 2005

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated February 5, 2004 (except as to note 16, which is as of September 14, 2004), with respect to the consolidated financial statements of Manulife Financial Corporation, as amended, included in this Third Amended Annual Report (Form 40-F/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Ernst & Young LLP
Toronto, Ontario
January 28, 2005